Filed by BB&T Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  SunTrust Banks, Inc.

Commission File No.: 001-08918

Date: February 7, 2019

BB&T Corporation and SunTrust Banks, Inc. Merger Call

Conference Call Transcript

MANAGEMENT DISCUSSION SECTION

Operator: Greetings, ladies and gentlemen, and welcome to the BB&T-SunTrust Merger of Equals Conference Call. As a reminder, this event is being recorded. Your investor relations hosts for this call are Mr. Richard Baytosh of Investor Relations for BB&T and Mr. Ankur Vyas of Investor Relations for SunTrust.

I will now turn the call over to Mr. Richard Baytosh. Please go ahead, sir.

Richard Baytosh

Senior Vice President, Investor Relations, BB&T Corp.

Thank you, Vicky. Good morning, everyone. Thank you to all of our listeners for joining us today on such short notice. We are here today to discuss the transformational merger of equals between BB&T and SunTrust. Here with me today from Charlotte, North Carolina are Kelly King, Chairman and Chief Executive Officer of BB&T; Bill Rogers, Chairman and Chief Executive Officer of SunTrust; Daryl Bible, Chief Financial Officer of BB&T; and Allison Dukes, Chief Financial Officer of SunTrust. Also to participate in the Q&A session is Clarke Starnes, Chief Risk Officer of BB&T.

In addition to today’s press release, we’ve also provided a presentation that covers the topics we plan to address during our call. The press release and presentation are available on the BB&T and SunTrust Investor Relations websites. This information can also be found at the premierfinancialinstitution.com.

Before we begin, let me remind you BB&T and SunTrust do not provide public earnings predictions or forecasts. However, there may be statements made by both companies during the course of this call that express management’s intention, beliefs or expectations. Actual results may differ materially from those contemplated by these forward-looking statements. Please refer to the cautionary statements on page 3 regarding forward-looking information in our presentation and our SEC filings. Please also note that our presentation includes certain non- GAAP disclosures and additional information about the merger. Please refer to the appendix of our presentation for the appropriate reconciliations. The topics we will cover today are shown on page 2 of the presentation.

And now I’ll turn it over to Kelly.

Kelly S. King

Chairman and Chief Executive Officer, BB&T Corp.

Thanks, Rich. Good morning, everybody. Thank you very much for joining our call. I’ll just tell you Bill Rogers and

I and our entire teams are extraordinarily excited to announce our MOE of two great companies and building the premier financial institution. As you’ve heard me say many times over the years, the primary criteria of combinations is that, number one, they are good cultural fits. Number two, they strategically make sense. And number three, they are economically attractive.

As you’ve already read and as you will hear us talk about this combination meets all three of those to the T. And over the years, Bill and I have been in many industry discussions about what’s going on in the world. In the last year or so in particularly, we have agreed that the world has really changed. And we talked about the fact that in order to survive in this really quickly changing world, it’s important to be willing to change. We’ve talked about disrupt to thrive and this is it. This is time of the ultimate disrupt to thrive. This will be a great combination for our clients, for our associates, for our communities, and for our shareholders.

One of the main reasons that this is such a positive transaction is because it is highly synergistic. It’s because it is a very strong cultural alignment. I’ll talk about that a bit more in a moment, but both of our companies are extremely purpose and mission-driven. It combines complementary business models to create a diverse and comprehensive business mix, and we have leading positions in traditional banking, insurance brokerage, and a very attractive proposition in capital markets. It delivers the best of both institutions in terms of tablet, technology and process.

It’s also financially compelling. It produces industry-leading financial performance with an efficiency ratio of 51%, best in our peer group; a return on tangible common equity of 22%; and tangible book value accretion. It enhances fee income mix and it leverages our model into expanded client base. It maintains, I want to emphasize this, our rigorous risk management culture and our strong capital and liquidity position. It is also very, very compelling because it’s transformative. We’re focused on relentless pursuit of differentiated client service experience, leveraging our community bank, our wholesale bank and fueled by the incremental capacity for investments in innovation and talent.

Leading with an innovative mindset and embracing the opportunity for disruption is what’s going to drive sustainable, competitive advantage. We will be the 6th largest U.S. bank. We will be in some of the most highly attractive markets in this country and therefore in the world. We believe in this world today that in order to thrive, that you really have to have a high-quality proposition. As I said, the world has changed. Quality has been redefined. Quality is today a function of touch combined with technology which produces trust.

This combination allows us to invest substantially in technology which will enhance our already outstanding levels of trust and confidence and that will result in a lasting trusting relationship with our clients, which is a winning proposition. We believe this combination is culturally attractive and strategically and financially attractive.

If you’re following along in the deck, if you look to page 7, I just want to mention again that I said culture is number one. It is number one. It drives everything else. These two companies are almost identically alike. If you look at SunTrust, for example, their mantra — their cultural mantra is lighting the way to financial well-being. BB&T has also been focused on that substantially in the high schools and in other areas. At BB&T, we say we want to make the world a better place to live, what way to make the world a better place to live and to light the way to financial well-being with the challenge that so many people in our world have today.

BB&T has its Lighthouse Projects, our leadership projects. When you combine all this together, this is classically, as Bill and I started out talking in the beginning, two plus two is five. So, with combining two organizations, creating a really strong foundation to create the premier financial institution. Two like-minded institutions with strong cultural alignment and a focus forward is a winning proposition.

If you turn to slide 8, just a few comments about some of the financial metrics which are really exciting. In terms of assets, we’ll be — first, in terms of market value, we will be pro forma $76 billion, 6th largest U.S. bank; assets $442 billion, 6th largest; loans $301 billion; deposits $324 billion. Our efficiency ratio is just incredible. I’ve dreamed for years of getting into the low-50s. Here we are, 51%, number one in our peer group. Return on tangible equity, a very strong 22%, number one in our peer group. Number of households, 10 million households and we’ll be number one in the fastest-growing footprint amongst our peers.

We’ll be number two weighted average deposit market share in top 20 MSAs. We’ll be the number one regional bank-owned investment bank. We’ll be the number two regional bank mortgage originator and servicer. We’ll be the number five global insurance broker and number five in the United States. And we will have $311 billion in wealth and institutional assets under management.

If you turn along to page 9, Bill and I see this as transformational. I can’t emphasize enough how important this is. We said, if you just combine two companies, you cut a lot of costs, you get your profit up. That’s okay, but that’s not exciting. What’s exciting is to, yes, get the economics but more importantly to paint a pathway to the future so that this is a transformational organization. This paves the way for technological differentiation. Individually, we are strong. Combined, we will be the best.

For example, if you just look at our side, our U platform in terms of mobile banking, and it ranked number one in Apple, number three in Android, and number two in Dynatrace. Our new data center we’ve talked about is best-in- class. We have a new commercial loan system. We have financial insights program for our small- and medium- sized commercial clients which is fantastic.

SunTrust has some superior offerings, superior mobile application, received Javelin’s Leader award. Leading online consumer, leading lending platform in LightStream which is fantastic and growing really, really fast in a high-quality manner, have a fully digital mortgage application called SmartGUIDE, digital portal for private wealth clients, cloud-based loan origination platform for wholesale, on and on and on. Each of our companies have outstanding individual offerings, and then when you combine that, it gets to be pretty spectacular. So, individually, we are strong. You know that. But together, we will be best-in-class. We will be able to leverage our scale to create capacity for incremental investments and technology to create a sustainable competitive advantage.

We have built into our model $100 million of excess investment in technology. This is a big deal because, as Bill is going to describe, we are really focusing, leaning on our front toes in terms of technology and innovation, and that money will allow us to come out of the chute when making investments in that area. We’re focusing on creating a distinctive client-centric experience to drive digital revenue and account growth.

We’re developing a new Innovation and Technology Center right here in Charlotte where we’re located this morning doing this call. That’s very, very exciting. We’ll transform platforms to drive out costs that’s important, supporting a more technologically enabled business. And we will gain incremental efficiencies through automation by enabling faster, smarter and more secure way of doing business. We’ll increase our investments in cyber and business resiliency because in this world it’s pretty risky. We now have the capacity to make sure we’re best-in- class in terms of cyber security risk and other risk management systems.

Let me now turn it over to Bill for his insights.

William Henry Rogers

Chairman & Chief Executive Officer, SunTrust Banks, Inc.

Great. Thanks, Kelly. That was really well-said. And let me just start by saying I have tremendous respect for Kelly, his leadership team, and the BB&T associates. We are just absolutely going to be great together. I want to reiterate, we didn’t approach this as a merger of two legacy institutions, but rather the coming together of two strong foundations to create a different bank to create, as we’ve said, the premier financial institution.

With that said, let me turn to slide 11 and let’s review the transaction terms. As Kelly said, this is not an acquisition, it’s a merger of equals. And I think the terms are reflective of that. Kelly and I, along with our boards, have created a thoughtful transition plan that ensures we have strong side-by-side partnership for now and for many years to come. This was critically important to both of us. Our board and the executive management team will be evenly comprised of members from both teams. However, to be clear, starting from today, we’re going to be referring to that as one team.

The combined company will operate under a new name and brand that will be determined prior to closing. Kelly and I have been with our respective companies our entire careers, and I can assure you no two individuals are more attached to their brands. And our discussion, though we both knew this was about the future, so while we honor and respect our past, absolutely, we elected to create a new brand that reflects our future as the premier financial institution. We also decide on Charlotte as our new headquarters. Charlotte will be one of our top 10 markets. And collectively, we already have a significant presence here. In addition, as Kelly said, Charlotte is going to be the home of our Innovation and Technology Center. This is going to be the hub of our efforts to drive digital transformation through innovation.

Just like our brands, Winston-Salem and Atlanta will always be our home towns. That’s where we’re from. It’s our legacy. Most of our people will be in Winston-Salem and Atlanta, and the headquarters of our Community Banking and Wholesale Centers. We remain incredibly committed to and invested in Atlanta and Winston-Salem which we’ll demonstrate by increasing our investment in those two cities.

Lastly, we’re targeting the close in the fourth quarter of this year and both parties will work extremely hard to make this happen.

So let’s turn to slide 12, so we can talk about the executive management team which is very exciting. The great thing about our two companies is the breadth and depth of our teams. Kelly and I are really fortunate to have an incredibly talented group of individuals as the leadership team of our combined company. But it doesn’t start or end with these 14 individuals on this slide. It starts with all of our teammates and all of our associates who’re going to be able to accomplish so much more together than we were alone.

So in terms of the specifics, Daryl Bible who serves as BB&T’s CFO will be our new CFO. Clarke Starnes, the current Chief Risk Officer of BB&T will be our new CRO. Ellen Koebler who was recently appointed Chief Risk Officer at SunTrust will also be on the management team serving as Deputy CRO. Scott Case who is the current CIO of SunTrust will be the leader of our technology team at the new company. Dontá Wilson, BB&T Chief Digital and Client Experience Officer will also be on the team and works side-by-side with Scott to lead our digital transformation. Ellen Fitzsimmons, the current General Counsel at SunTrust, will take on expanded responsibilities at the new company as Head of Legal and Human Resources.

In terms of our business leaders, Beau Cummins, the leader of Wholesale segment, will be the leader of our combined wholesale business. David Weaver, the leader of BB&T’s Community Bank, will be the leader of our combined community banking business. Brant Standridge, BB&T’s current leader of Retail Banking, will work closely with David as the leader of our expanded retail banking business. SunTrust’s CFO Allison Dukes will be the new leader of our combined specialty lending businesses. She’ll also have oversight of treasury and payments. And Joe Thompson who leads SunTrust Private Wealth business will have responsibility for our new company. And finally, Chris Henson who serves as our Chief Operating Officer at BB&T will lead our banking group. This is really a great team.

We know this new executive management team will work incredibly well together. We’ve already seen great evidence of that. They’re going to help keep us on the path to becoming the premier financial institution. I’m really grateful for their past experience, but I’m really more excited about their future leadership.

So with that, let me turn it over to Allison to cover some of the business profile.

L. Allison Dukes

Corporate Executive Vice President & Chief Financial Officer, SunTrust Banks, Inc.

Thank you, Bill, and good morning, everyone. I’ll start with an overview of the pro forma business mix on slide 14. As Kelly and Bill have noted, this is an exciting transaction. And when you look at the pro forma financials, you really start to understand many of the reasons why. This merger brings together two highly complementary business models to create one of the most diverse and comprehensive business mixes in banking.

We believe this is a powerful combination and we foresee strong revenue synergies as we drive further scale into certain businesses. Specifically, SunTrust Robinson Humphrey is a leading middle market investment banking platform that now benefits from an expanded corporate and commercial banking client base and a larger balance sheet.

Additionally, BB&T’s insurance brokerage business, which already has strong market share, brings a new highly relevant capability to the SunTrust client base. LightStream, SunTrust’s digital consumer lending platform, has produced good growth over the last few years with 25% of its production coming from SunTrust clients. Going forward, we have an opportunity to leverage this platform into an expanded client base at a very low cost. And lastly, there are many businesses where we will leverage our relative strengths and create increased scale.

Bigger picture, together, we will have a unique set of differentiated businesses, many of which are national in scope and we are extremely well positioned to provide our clients with an exceptional experience.

Moving to slide 15, fee income will represent approximately 40% of our combined revenue profile and is comprised of a highly diversified set of businesses with a more balanced revenue stream relative to the two stand-alone companies. Specifically, BB&T’s insurance business, which has grown to comprise a meaningful 20% of the stand-alone company’s revenue, will be balanced against a more diverse revenue mix and it will represent less than 10% of our combined total revenues.

Relatedly, SunTrust Capital Markets business, which has grown to comprise a meaningful 25% of the stand-alone company’s fee income, will now represent approximately 15% of fees including BB&T’s capital markets fees and 6% of total revenues. This affords both of these businesses more opportunity for growth without compromising diversity. Importantly, this comprehensive business mix not only positions us to meet a broader set of client needs, it also reduces the volatility of our earnings profile.

Moving to slide 16, this combination will also result in a diverse loan and deposit portfolio both by type and by geography. Additionally, BB&T’s community bank model brings a slightly more rural deposit base, which helps to balance out SunTrust’s slightly more urban-oriented deposit base. Importantly, this combined balance sheet also enhances our capacity to grow certain businesses while keeping in mind our collective commitment to maintaining a rigorous risk management culture.

Moving to slide 17, which illustrates the highly synergistic and transformational nature of this merger, together, we represent the 6th largest bank in the United States. And within our combined Southeast/Mid-Atlantic footprint, we will have the 3rd largest deposit market share behind Bank of America and Wells Fargo. We will have significant depth and relevance within our market, evidenced by the fact that we will have eight states with a top 3 market share, and our weighted average rank in our top 20 MSAs is number two.

Moving to slide 18, a key element of the strategic rationale behind this merger is that it is highly synergistic. BB&T and SunTrust have almost the highest degree of branch overlap within a 2-mile radius of any two banks between $50 billion and $500 billion of assets. In fact, 24% of our branches are within 2 miles of each other, which creates significant opportunity to reshape and modernize our brick-and-mortar footprint. Despite this branch overlap, we expect a low level of deposit divestitures. As we rationalize our branch network, we will maintain the same level of analytical rigor and discipline we have individually shown, which has driven very strong deposit retention rates for both of us.

As you can see on slide 19, this combination is amplified by an extremely favorable demographic backdrop. Many of our businesses will operate within the highest growth markets in the country. This, when combined with our revenue synergy opportunities and investments in technology and innovation, creates a compelling growth story and we will ensure that together we do all that we can to capitalize on this opportunity.

With that, I’ll turn it over to Daryl for a review of the financial profile and impact.

Daryl N. Bible

Chief Financial Officer & Senior Executive Vice President, BB&T Corp.

Thank you, Allison. I’ll begin my comments on slide 21, which highlights key assumptions regarding the proposed merger. Each SunTrust shareholder will receive 1.295 shares of BB&T stock. We assumed a core deposit intangible equal to 2% of non-time deposits is generated through this transaction and is amortized over 10 years using sum of the year digits. We have assumed a modest 2% gross mark on SunTrust’s loan portfolio, which we believe is appropriate given the quality of their portfolio and our conservative risk profile.

We have assumed approximately $1.6 billion of pre-tax cost saves, net of additional investment, which is approximately 12.5% for the combined company’s expense base. We have not modeled any revenue synergies; however, we do expect revenue synergies based on the complementary and diversified capabilities we bring each other as Allison highlighted in the previous section. We look forward to updating you on our progress here as we bring the two companies together.

We are targeting an approximate 9.75% to 10% CET1 ratio at closing, which will be achieved given both companies’ organic strong capital generation and temporary suspension of share repurchases by both companies in 2019. Lastly, we are targeting closing in the fourth quarter of 2019 and both parties will work extremely hard to make this happen.

From a financial return perspective, the returns are strong and shared between two shareholder bases. GAAP earnings accretion is 13% and 9% for BB&T and SunTrust shareholders respectively. Cash earnings accretion, which is probably more relevant metric in the context of capital generation, is 17% and 16% to BB&T and SunTrust shareholders respectively. This will also be 5% accretive to SunTrust shareholders’ current dividend. We are modeling an 18% IRR, well in excess of the combined company’s cost of capital. Lastly, the transaction is 6% accretive to BB&T’s projected tangible book value per share at closing including full one-time merger costs.

Slide 22 provides detail on expected cost savings and sources of those savings. As I stated earlier, the $1.6 billion of pre-tax cost savings are net of investments. As Bill and Kelly have already alluded to, one of the most powerful benefits of this merger is that we are able to take significant costs out from redundant areas and reinvest them into innovation, technology and our talent, ensuring we are much better positioned for the future.

As you can see, there are almost 740 branches within two miles of each other, which represents 24% of the combined franchise. This overlap is almost unparalleled in banking, particularly among larger institutions. One thing that I am personally excited about is that we have the opportunity to choose the best of both companies in terms of processes, systems and people. We have great respect for the talent and technology at SunTrust, and we look forward to applying that skill, expertise and capabilities towards our shared clients. And we know Bill, Allison and the broader SunTrust team feel the same about BB&T’s capabilities.

On slide 13 (sic) [slide 23], a simple illustration of the combined company’s profitability profile. This information represents 2018 actual results overlaid with a $1.6 billion pre-tax cost savings, net of investments. This combination propels us into the leading position amongst our peers. Individually, each of our return and efficiency profiles were strong, but together we become the best. Once the synergies are fully realized beginning in 2021 and 2022, we expect to produce a tangible efficiency ratio in the low-50s and a cash return on average common equity north of 20%.

Moving to slide 24, importantly these industry-leading returns will be achieved by continuing conservative risk profile of both companies. The combined company will be uniquely positioned of producing best-in-class returns while having a strong balance sheet and low levels of credit risk. This is true both today and potentially in more adverse conditions as illustrated by the fact that we have both consistently demonstrated lower levels of losses and capital erosion relative to our peers and CCAR.

We expect to maintain a 9.75% to 10% CET1 ratio, and we’ll target an LCR ratio of around 115% to 120%. This assumes that tailoring NPR is finalized as proposed, and we expect the combined company to be a Category 3 institution. The institution will be funded primarily with low-cost deposit base and had minimal reliance on wholesale funding. Our philosophy on our investment portfolios are identical. We want to ensure that our investment portfolios are high quality such that they can provide us and our clients with strong levels of liquidity in both base and more stressed conditions. Our goal is to continue to maintain strong credit rating for the combined company and we believe that diversity of our combined business mix, our low relative risk profile, our strong capital and liquidity position, and our industry-leading profitability levels should be supportive of this.

Slide 25 provides you an overview of our approach to capital allocation. We believe the philosophies of each company around a disciplined capital management are aligned. First and foremost, we deploy capital on behalf of our clients to help them achieve growth. Second, we want to ensure that we have strong and sustainable dividend to help our owners have financial confidence through multiple cycles. Lastly, we will have excess capital and we’ll return it to our shareholders via share buybacks. Our capital generation of the combined company will be industry leading and will provide significant opportunity for us to help our clients, communities, teammates, associates and shareholders grow.

Moving to slide 26, clearly the most important work stream over the coming months and years will be integrating these two iconic institutions. While the effort required will be significant, we believe there will be a number of factors that should give you comfort in our ability to do this. First, we both have deep experience successfully integrating acquisitions. Second, we will have a very deliberate, diligent and highly governed process to ensure all work streams move forward in an organized and structured fashion. Third, we understand each other’s business, footprint and competitors very well. And lastly and most importantly, we have a strong cultural alignment. We each care deeply about our clients, communities, shareholders, teammates and associates, and we both have very similar and conservative risk cultures. We will be transparent with all of you on our progress towards integration both prior to and after the closing of the merger.

Now, let me turn it back to Bill for closing comments.

William Henry Rogers

Chairman & Chief Executive Officer, SunTrust Banks, Inc.

Great. Thank you, Daryl. Let’s turn to slide 28. I think it’s very clear the combined company has the opportunity to do more than we could have done on our own, and all of our stakeholders are going to benefit. As Kelly and I reiterated through this presentation, we are relentlessly focused on the client.

Together, we’re going to make significant investments in talent and technology to deliver superior client experience for our clients, help them achieve smart growth and just make banking easier. This all ties back to our purpose of lighting the way to financial well-being and making the world a better place to live.

Related to this purpose, we remain steadfast in our commitment to our communities. I fundamentally believe that together we’re much better positioned to serve all of our communities.

To our shareholders, I think the financial results of this combination are clear and compelling. I also want to assure you that together we’ll maintain the same disciplined approach to risk and capital allocation that we have as two standalone companies.

And then importantly, to the SunTrust teammates and BB&T associates, I’m sure that many of you are listening to this call and I want to reiterate the combined company will remain committed to developing, retaining and investing in you. I also want to emphasize the opportunity to all come together in the spirit of being the best. Kelly and I, along with our leadership team, we are absolutely committed to making this the best bank in the country to work for.

So to conclude, let’s turn to slide 29. Kelly and I have had a lot of conversations about our mutual desire to focus forward, embrace the opportunity for disruption and position our companies for future success. This merger of equals is the first step towards creating the premier financial institution and we’re just incredibly excited about the opportunity that we have in front of us. As we said, it’s truly and highly synergistic, financially compelling, and ultimately transformative.

Kelly, I just want to thank you for your tremendous leadership and I know that you’re going to be providing that for us over the next years and I can’t tell you how much I look forward to working together.

So with that, Ankur, let me turn it over to you.

Ankur Vyas

Director of Investor Relations, SunTrust Banks, Inc.

Great. Vicky, we’re now ready to begin the Q&A portion for the call. As we do that, I’d like to ask everyone to limit their questions to one primary question and one follow-up so that we can accommodate as many of you as possible today.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] And we will go first to John McDonald with Bernstein.

John Eamon McDonald Analyst, Sanford C. Bernstein & Co. LLC	Q

Hi. Good morning, guys. Was wondering, to kick things off, Kelly and Bill, if you could give us some thoughts of how your thinking evolved over the last few months. Kelly, just had a big Investor Day, highlighted your strategy for going alone. And Bill, you’ve talked over the years about investing in SunTrust and feeling good about going alone. So just kind of wondering over what timeline your discussions occurred leading up to this deal and how your individual thinking evolved.

Kelly S. King Chairman and Chief Executive Officer, BB&T Corp.	A

Yeah. So, thanks. What you stated is exactly right. We have both been laser focused on organic growth. That’s the best way to run any company. I have said repeatedly for some period of time we were not interested in smaller institutions because of the distraction from our organic growth focus. And to be honest, because I’ve said that the economics didn’t work, the marketplace had priced smaller institutions at a level that we couldn’t make the numbers work.

You’ve also heard me say for decades that the best combinations are MOEs and especially if it’s an MOE in market. And so how this evolved is that over the years, Bill and I have been very involved in various industry organizations. Over, particularly, the last couple of years, we had lots and lots of industry discussions about what’s been going on in the world that everybody kind of recognizes that the world changes.

But I really think Bill and I saw it more clearly than most, and as much went on and then most particularly in the last few weeks, we started really looking at the possibility that we could actually put our companies together because we have like-mind of the future challenges, future opportunities, a like culture, fantastic markets. So we just said, wow, it’s actually possible for us to combine our companies and make two plus two plus five. And then in a relatively short period of time, we were able to put the deal together because it’s just such a logical deal. So I think it’s just one of those natural things that just evolved when two good companies and, I’ll speak for Bill, a great leader sees what the possibilities are, good things happen.

William Henry Rogers Chairman & Chief Executive Officer, SunTrust Banks, Inc.	A

And John, I would just add. I mean when Kelly and I started talking, it was — we never really started with an MOE. We started with an MOE for something. It’s probably easy to add companies together and see how compelling the financial results would be, but what would it be for, what would we be trying to achieve. I think about it like we’re doubling or tripling down on organic. We just now have a much more compelling denominator, so to speak, to have tremendous organic growth in both our companies, and the combination just accelerates that.

John Eamon McDonald Analyst, Sanford C. Bernstein & Co. LLC	Q

Okay. And then just as a follow-up, I think Allison mentioned not needing big divestitures. Wondering if you could comment on the potential market concentration issues in a deal like this and what kind of regulatory hurdles or questions you could face on market concentration.

Daryl N. Bible Chief Financial Officer & Senior Executive Vice President, BB&T Corp.	A

Hey, John. This is Daryl. I would tell you that the divestitures are pretty minimal here, approximately $1 billion plus or minus in just a few markets. So it’s really amazing how you put these two companies together, achieve big cost saves and have hardly any divestitures.

Operator: And we’ll go next to Mike Mayo with Wells Fargo Securities.

Mike Mayo Analyst, Wells Fargo Securities LLC	Q

Hi. I think, as you said, the numbers work. It’s factual that the demographics are better in the Southeast. It’s factual what you said about the branches, the cost savings, the accretion we’ll all run through our numbers. But on paper, this looks really good. I think the biggest question is the extent of the equal nature of the merger. So if we look back at other mergers of equals, some have worked, some haven’t. You go back to Citigroup, you go back to KeyCorp, even Comerica/Manufacturers. I remember the CEO, Gene Miller, said a few years after that, he said, well, half the room was talking Spanish and the other half of the room was talking French, saying they weren’t talking the same language. So, what assurances can you give investors that everybody will be talking the same language, talking from the same page? It’s just so equal. Doesn’t someone have to be in charge at some time?

Kelly S. King Chairman and Chief Executive Officer, BB&T Corp.	A

So, Mike, you didn’t mention one of the most successful MOEs in history, and that’s BB&T and Southern National in 1995 that I was integrally involved in. It was, I think you would admit, one of the best that we’ve ever had. Maybe it was because we all spoke English, I’m not sure. But we certainly all around this table speak English. And what makes an MOE work, Mike, really is that the two leaders genuinely, honestly mean equal. That’s why when we started out day one, we said this would be equal. This would be equal in terms of my role for a period of time and then a following role for Bill. This would be equal in terms of the board of directors. This would be equal in terms of the executive management team. This will be equal in terms of all the way through the organization as we select products and processes and systems and people.

You have to really be truly committed to equal because when you are truly committed to equal, then everybody gets excited and passionate about it and you really do pick the best of both organizations. And I’ll tell you, having been through one, it’s just pretty incredible. Every organization has great parts, but every organization has weak parts. And when you get a chance to marry two great organizations and pick the best from both organizations, you get great-great. And so you can rest assured this will be highly successful. This will be the best MOE in the history of banking.

William Henry Rogers Chairman & Chief Executive Officer, SunTrust Banks, Inc.	A

Yeah, Mike. I think we checked the boxes, as you said, on the things that you check for an MOE. We had board, we had management, and we had transition all identified and lockdowns. But I think most importantly, and I can say this for the conversations we had, is everything went to the middle of the table first. I mean nothing started at the edge of the table in the conversations. Everything went in the middle of the table, headquarters, name, all those things that people get caught up in. So I feel extremely confident that we’re going to speak the same language and move forward. And as Kelly said, I mean we’re going to make this the best MOE that’s ever been done.

Mike Mayo Analyst, Wells Fargo Securities LLC	Q

And how long will it take for you to make deeper management decisions? When do you expect the kind of second layer of executive management to be named and reduce that uncertainty?

Kelly S. King Chairman and Chief Executive Officer, BB&T Corp.	A

Mike, it’s important to move fast as you’re alluding to. We have already identified the 14-member executive management team. We are already working on a second operating committee that will be a high level of executives that will have multiple operating duties. That is already underway. We will begin the integration process next week. This is not a situation where we wait till September or October when the closing occurs. We will start meeting as a executive team next week. We will meet a full day every week and guide this transition. That’s what we did when we did the Southern National merger. It works. The executive team has to be the primary integration leadership group. There will, of course, be subgroups that will do lots of the real work, but that has already started and will continue with haste next week.

Mike Mayo Analyst, Wells Fargo Securities LLC	Q

Thank you.

Operator: And we’ll go next to Betsy Graseck with Morgan Stanley.

Betsy L. Graseck Analyst, Morgan Stanley & Co. LLC	Q

Hi. Good morning.

Daryl N. Bible Chief Financial Officer & Senior Executive Vice President, BB&T Corp.	A

Hey, good morning.

Kelly S. King Chairman and Chief Executive Officer, BB&T Corp.	A

Hi, Betsy.

L. Allison Dukes Corporate Executive Vice President & Chief Financial Officer, SunTrust Banks, Inc.	A

Good morning.

Betsy L. Graseck Analyst, Morgan Stanley & Co. LLC	Q

Can you hear me?

Kelly S. King Chairman and Chief Executive Officer, BB&T Corp.	A

Yes.

Betsy L. Graseck Analyst, Morgan Stanley & Co. LLC	Q

Very exciting. Just wanted to ask a couple of questions here. One is on how you are thinking about integrating the organizations and the timeframe for that. I mean I understand the closure is going to be coming sometime in September, October. I’m assuming that you already spoke with regulators and have confidence around that timeframe. But I’m thinking about the more nuts and bolts of not only branch decisions, but also systems. And it’s not just a question around the timing of that execution, but also how you compete for mind share in the markets when — today now all your competitors see this is going to happen and Kelly, as we discussed at your Investor Day, the competitors are pretty aggressive about going after your clients during periods of what is perceived disruption. So wanted to understand how you’re thinking about integrating timeframe and the speed with which you can do that.

Kelly S. King Chairman and Chief Executive Officer, BB&T Corp.	A

Yeah. Betsy, so we’ve obviously already thought a lot about that, and as I just indicated to Mike Mayo, we will actually start — have already started and the executive management team is formed. Everybody knows who they are, what their jobs are. We already have a good bit of preliminary work on the next level which will be an operating committee that will continue with great focus next week.

Our executive team will be meeting weekly to make all the major decisions kind of top-down flowing. We will tackle methodically which deposit system, which loan system. We will start immediately focusing on the branch closure. We won’t be closing them, of course, immediately. We can’t do anything until the actual closure. But you can do a lot of work. We’ve learned over the years with all of the mergers we’ve done that you can do almost all of the planning work pre-closing so that when you actually close, you go into immediate execution. You don’t have to close and then say, well, what are we going to do?

We will have all of that what we’re going to do decided before we close. So, on closing day, we move into execution in all of these various areas. Different work streams will move at different paces. For example, the branches will take a little longer because we have to be very careful about closing branches. Clients are very sensitive. They love technology, but they still love their branches. So we’ll be very careful and methodical about that. But I can assure you that with the mergers that SunTrust has done and the mergers BB&T has done, we have some super-qualified people that know exactly how to do this. I’m not being cocky, but I am confident that we will be able to do this and we will do this extremely well.

In terms of people attacking our clients in this process, our people are, as we speak, calling our best clients, started hour-and-a-half ago. We are calling our top shareholders. We are in motion, making sure everybody understands that this is positive for everybody. This is great for our clients. It is fantastic. There is no other institution that can go to one of our clients and offer something as good as what we are offering. And so we will be methodical and very energetic about talking to our clients, but we don’t expect any attrition. Rather, the opposite is the likelihood, and that is we will have other prospects calling us and we will be seeing other prospects and growing our business. We fully expect to grow our business right through the process. So, just stay tuned, Betsy. It’s going to be great.

Betsy L. Graseck Analyst, Morgan Stanley & Co. LLC	Q

And then can you just give us some color around the conversations for the new name, the branding? Why did you choose to go out with the announcement this morning before the branding was decided? Is there a reason for that? And help us understand how you’re thinking about what branding you’re looking for.

William Henry Rogers Chairman & Chief Executive Officer, SunTrust Banks, Inc.	A

Yeah, Betsy, it’s Bill. I think actually the excitement we want to build around the new brand, so we want to involve — we’ll do a lot of qualitative, a lot of quantitative research, but we also want to involve our associates and teammates, really get their feedback and build ownership in the brand versus something Kelly and I cook in the backroom and introduce. So, that was very intentional, as we want the building of the brand to be part of that process where we build unity and come together as a company, and it’ll reflect all the things that we’ve been talking about, about leaning forward and thinking about the future, and I think this is going to be one of those great cultural moments for our company of building this brand together.

Operator: We’ll go next to David George with Baird.

David A. George Analyst, Robert W. Baird & Co., Inc.	Q

Thanks — good morning — for taking the questions. I had a couple of questions related to the financial assumptions on the deal. If we were looking at — I assume you used Bloomberg or First Call numbers for both SunTrust and BB&T. Did you take out the buybacks that are embedded for both of those companies when considering the accretion for the deal? And then I’ve got one quick follow-up.

Daryl N. Bible Chief Financial Officer & Senior Executive Vice President, BB&T Corp.	A

Yeah, David, we did. We used consensus for 2019 and 2020 in our model. And then we had growth rates going on after that, but we did take all buybacks out for that 2019 such that we would build our capital up close to that 10% CET1 ratio.

David A. George Analyst, Robert W. Baird & Co., Inc.	Q

Okay. Appreciate the color on that, Daryl. And Kelly, I guess by your most recent comments to the last question about attrition, you are not assuming — my next question was going to be related to — are you assuming any kind of balance sheet runoff as a function of this deal, as a function of client attrition, et cetera?

Kelly S. King Chairman and Chief Executive Officer, BB&T Corp.	A

Absolutely, not. We expect growth from day one.

David A. George Analyst, Robert W. Baird & Co., Inc.	Q

Okay, appreciate the color, guys.

Daryl N. Bible Chief Financial Officer & Senior Executive Vice President, BB&T Corp.	A

Yeah. We did model a modest growth after the conversion and building up over the years.

David A. George Analyst, Robert W. Baird & Co., Inc.	Q

All right. Thanks for the color, guys.

Kelly S. King Chairman and Chief Executive Officer, BB&T Corp.	A

Sure.

Operator: We’ll go next to Saul Martinez with UBS.

Saul Martinez Analyst, UBS Securities LLC	Q

Hello. Hi. Hey, good morning.

Kelly S. King Chairman and Chief Executive Officer, BB&T Corp.	A

Good morning.

William Henry Rogers Chairman & Chief Executive Officer, SunTrust Banks, Inc.	A

Good morning.

Saul Martinez Analyst, UBS Securities LLC	Q

Hi. This is Saul Martinez. I don’t know if my name was mentioned. So, a couple of questions on my end. How confident are you in the fourth quarter close? I think in an earlier question, you addressed the issue of market concentration. But any issues that you think we should be aware of that could come up in terms of the discussions with regulators? And could you just give us a little bit more color on the closing process and where the approval process and how you’re thinking about the timing within the context of what you said in the fourth quarter?

Kelly S. King Chairman and Chief Executive Officer, BB&T Corp.	A

Yeah. So we’re very, very confident about the closing. Our people actually put in the fourth quarter. I have actually another target date. I have September 12 is my target closing date. That just happens to be my birthday, and I’m challenging everyone to have it done on September 12. I believe we can do it. There’s nothing that I can see that will stand in the way of this combination. We have outstanding CRA ratings, best-in-class in terms of compliance ratings. We both have excellent relationships with our regulators. And while we obviously can’t disclose any confidential discussions with our regulators, you might expect that we wouldn’t announce something as large as this without feeling confident that our regulators would be positive with regard to such a combination. So there really are no obstacles that we see that will be insurmountable. Obviously, we will be working very closely on all of the outside existential issues that may affect this, but we’re very, very confident.

Saul Martinez Analyst, UBS Securities LLC	Q

Okay. Got it. And if I could follow up with questions on the cost save assumptions of $1.6 billion, can you just give a little more color on the breakdown of what’s driving that? You put some bullets in there on what the expected sources are, you kind suggest — or you indicated that the branch overlap is pretty pronounced relative to most banks. But of that $1.6 billion, what’s the breakdown between the different buckets? And it is, what, 12.5% of the combined expenses. I guess, is there any potential upside to that as well? Do you feel that’s a conservative estimate or more of a realistic estimate?

Daryl N. Bible Chief Financial Officer & Senior Executive Vice President, BB&T Corp.	A

Yeah. So, Saul, this is Daryl. What I’d tell you is that we want to under-promise and over-deliver, so we put numbers in there that we know we can achieve. When you really think of it, we have duplication throughout the whole company. So we have like GL systems, like commercial lending systems. As we select the systems and support around the systems, those other costs fall off. Had been larger or doubling in size, we’ll have more power when we’re renegotiating with vendors, so we get savings from that perspective.

As we consolidate branches and some of our back office operations, facilities costs will come down. So we are at a point now where we want to give you specifics on it, just know that it will basically feed through across the whole expense line item as we come together and make the selections and move forward. So we feel very comfortable with what we have. And when we — if we do achieve more savings, it’s really up to Bill and Kelly how much falls to the bottom line and how much they put more into other investments.

L. Allison Dukes Corporate Executive Vice President & Chief Financial Officer, SunTrust Banks, Inc.	A

Yeah. This is Allison. I would just add. When you look at the efficiency ratio and how industry-leading that efficiency ratio is, it gives us a tremendous amount of capacity as we identify even more cost savings than we already have to do exactly as Daryl said, really think about how we can use that to create further investments in innovation and we’ll be returning some along the way to our shareholders as well.

Operator: And we’ll go next to Ken Usdin with Jefferies.

Ken Usdin Analyst, Jefferies LLC	Q

Thanks. Good morning. Just a couple of follow-ups on the revenue and expense side. Daryl, to your earlier answer there, $1.6 billion of net saves, can you talk about the gross versus the investments? What are you still, where is the investment side of that? How big is that as a proportion versus that gross side number and how you think about that in proportion as it relates to that efficiency ratio target?

Daryl N. Bible Chief Financial Officer & Senior Executive Vice President, BB&T Corp.	A

So, Ken, Kelly mentioned in his opening remarks that we have a $100 million expense increase in innovation on an annual basis in his opening remarks. We have other increases there. We really aren’t at the point where we want to disclose all of our investments because we’re really going to go through and scrub each areas and figure out all the savings. And like I said in the last call, we’re going to decide how much falls to the bottom line and how much more investment. We know, as Allison said, this is a great transaction. It’s not just cost saves that’s driving this transaction. It’s also the ability to invest for the future. That’s what makes it so magical. I know Bill and Kelly talk about two plus two equaling five. This is what it’s really all about.

Ken Usdin Analyst, Jefferies LLC	Q

And on the other side of the revenue side, you did mention that you don’t have revenue synergies in, but you expect it. So I’d wonder where you think the biggest potential areas are. And also you mentioned the hopeful closing of the — or formalization of the tailoring benefits. And where do you think that magnitude can be from tailoring when you think about now the new combined pro forma? Thanks, guys.

L. Allison Dukes Corporate Executive Vice President & Chief Financial Officer, SunTrust Banks, Inc.	A

Yes. Ken, I’ll start with the revenue synergies. You’re right, we didn’t model anything in. It’s pretty compelling without it, but suffice it to say the complementary nature of these businesses is what gets us really excited and we think there are just tremendous opportunities. I start with thinking about the strength of our Capital Markets platform being delivered across BB&T’s really strong wholesale client base. We have had some great success, as you know, in really growing our Capital Markets revenue by delivering those products and solutions downmarket into our commercial client base. And what we have now is just a larger denominator, as Bill referred to earlier in the call, to deliver those solutions across, and we’re really excited about that.

When you think about BB&T’s insurance business and the strength of that business, it’s something we just absolutely don’t have in our portfolio today and we have an opportunity to really think about how do we deliver that across our wholesale client base. You think about our mortgage businesses together and how large they are and this is — mortgage is really a scale-oriented business, and this is going to allow us to drive even greater top line growth in that business. LightStream and our digital lending capabilities at, one, we have — and first of all, let me back up. LightStream, 20%, 25% of those originations come from an existing SunTrust client base. You think about that across BB&T’s consumer client base and the ability to integrate that tool into what they do and deliver that solution across the greater breadth of clients. But also, it’s really the technology and the capability we have there and how we can think about utilizing that in an even more elaborate way to reach more clients and really deliver that high-touch, seamless, frictionless client experience that our clients are looking for in all of their interactions, not just in a consumer lending profile.

I’ll let Daryl touch on the tailoring [indiscernible] (00:53:26).

Daryl N. Bible Chief Financial Officer & Senior Executive Vice President, BB&T Corp.	A

Yeah. So, Ken, on tailoring, I would say with the new category of banks between 250 and 700, that really allows us to not have to worry about the AOCI that flows through the balance sheet capital numbers for capital ratios. The LCR, what we assumed right now is that the LCR would stay at 70% cash flow level. But if it goes to the 85%, which is the range, it’s very manageable, we feel that we can accomplish that without any significant impact at all. So tailoring helps with OCI the best, but I think just overall as we put this company together, we have kind of a fortress balance sheet with strong capital and liquidity, high capital generation, and we’re going to have the ability to make significant investments for the future.

Operator: And we’ll go next to Stephen Scouten with Sandler O’Neill.

Stephen Kendall Scouten Analyst, Sandler O’Neill & Partners LP	Q

Yeah. Hi. Congratulations, everyone.

Kelly S. King Chairman and Chief Executive Officer, BB&T Corp.	A

Thanks, Steve.

Stephen Kendall Scouten Analyst, Sandler O’Neill & Partners LP	Q

I’m curious just how you’re thinking about kind of the expected potential for disruption in your markets. You talked about how you guys have already gone out to clients, but I’m wondering on the other side of things as other regional banks maybe try to poach some of your people in the near term, even some of the SMid-cap banks, and what you think you can do to make sure to minimize disruption and continue to deliver growth upon the completion of the deal, as you noted.

Kelly S. King Chairman and Chief Executive Officer, BB&T Corp.	A

Well, Stephen, the challenge here is what type of culture you have, what type of engagement your associates have, and whether you have an attractive place for people who want to work. We both have really, really good cultures. Combined our cultures, I believe, will be even better. We have really strong benefit programs. Our social engagement scores, for example at BB&T, are 79% highly engaged versus 64% for the industry. SunTrust has similar types of numbers. And so, yeah, our people will get calls from others. Of course, they’d like to try to have our people, but I’m not aware of any other competitor out there that offers the kind of current and future opportunity for our associates that we offer especially combined. And so my question is why would anyone logically think anyone would leave us to go to someone else who’s not as good.

William Henry Rogers Chairman & Chief Executive Officer, SunTrust Banks, Inc.	A

I’d just say, I think, Kelly and I have the same approach as we recruit our people every day ourselves. So, that’s the mantra that we have and that’s going to continue. And from the teammate and associate perspective, we just exponentially increase their opportunity to serve clients. So I think there you’re going to get really excited about that opportunity, and we also are going to exponentially increase our investment in them. So I mean I think those are good combinations and we’re going to recruit them today and tomorrow just like we did yesterday and last week.

Stephen Kendall Scouten Analyst, Sandler O’Neill & Partners LP	Q

That’s great. That’s really helpful. And then maybe digging down a little deeper to the investment bank, wholesale bank, SunTrust guys have had great success, like you said pushing that in across the commercial bank, is that the main area of opportunity to leverage the investment bank into the BB&T profile or do you start to invest in scaling up that business even more so, even prior to the completion of the deal?

William Henry Rogers Chairman & Chief Executive Officer, SunTrust Banks, Inc.	A

I think it’s two things, and it’s exactly what you said. One is to continue to expand the capabilities. We’ll look at all the industry verticals, we’ll do all those combinations. As Kelly said, that work’s already started, we’re already looking at those things where we get the leverage and then as we talked about, just the ability to grow the business on a larger denominator. So just like Kelly in insurance, we were worried about Capital Markets from a diversity standpoint, how big a part of our portfolio was going to be. We just changed that dynamic. So the ability to grow the business organically, the ability to continue to invest, the ability to leverage a bigger platform is just a new opportunity.

Richard Baytosh Senior Vice President, Investor Relations, BB&T Corp.	A

Vicky, we have time for one more question.

Operator: Okay. We’ll go next to Lana Chan with BMO Capital Markets.

Lana Laiyan Chan Analyst, BMO Capital Markets (United States)	Q

Hi. Congratulations on the deal. Just have you looked at how much customer overlap there is between the two banks especially on the commercial side of the house?

Kelly S. King Chairman and Chief Executive Officer, BB&T Corp.	A

It’s really very small. We both have competed, I think, very strongly against the largest institutions, not so much against each other.

L. Allison Dukes Corporate Executive Vice President & Chief Financial Officer, SunTrust Banks, Inc.	A

Yeah. And I would just add, our strength in the wholesale business are probably pretty balanced and we’re really strong on the upper middle market, large corporate side. BB&T is particularly strong in the small business, smaller commercial side. So it’s very complementary in nature. As you think about some of the larger relationships where we will have some overlap, the great news is we have a much larger balance sheet and we have the opportunity to have larger relationships with these clients, and we’re excited about that. We don’t see that as a real challenge. We frankly see it as a bigger opportunity to create deeper relationships with these clients across a broader suite of capabilities.

Lana Laiyan Chan Analyst, BMO Capital Markets (United States)	Q

Okay. Thank you. And then just as a follow-up, if I may. In terms of the previous question about confidence about getting the regulatory approval, just BB&T, do they still have the consent order from the BSA/AML issue?

Kelly S. King Chairman and Chief Executive Officer, BB&T Corp.	A

We do still have the consent order with the Federal Reserve. You may recall that a couple of months ago, it was released from the FDIC and the North Carolina Banking Commission. We are, we believe, in the very sound stages of having that lifted with the Fed. Obviously, we can’t speak for them. But we have done everything that they have asked us to do, and it is in the final stages of the regulators doing the final validation, they call it, of the changes that we have made. So we’ve made all the investments. All of the feedback we get as of today is extremely positive. So I believe we’re on the five-yard line, maybe the three-yard line in terms of this being resolved. And in any event, we do not expect — even if it were outstanding, we do not expect it to stand in the way of this combination being approved.

Ankur Vyas Director of Investor Relations, SunTrust Banks, Inc.	A

Okay, thank you.

Operator: At this time, I would like to hand the call back to Mr. Ankur Vyas for additional or closing comments.

Ankur Vyas

Director of Investor Relations, SunTrust Banks, Inc.

With that said, thank you, Vicky, for hosting the call. Thank you, everyone, for joining us this morning on short notice. We’re all very excited about the transaction and the combination. Please feel free to contact myself or Rich if you have any follow-up questions.

Operator: That does conclude today’s conference. We thank you for your participation.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of BB&T and SunTrust.  Words such as “anticipates,”  “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements.  These forward-looking statements are based on BB&T’s and SunTrust’s current expectations and assumptions regarding BB&T’s and SunTrust’s businesses, the economy, and other future conditions.  Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect BB&T’s or SunTrust’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance.  Such risks and uncertainties include, among others:  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between BB&T and SunTrust, the outcome of any legal proceedings that may be instituted against BB&T or SunTrust, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where BB&T and SunTrust do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of BB&T and SunTrust successfully, and the dilution caused by BB&T’s issuance of additional shares of its capital stock in connection with the transaction.  Except to the extent required by applicable law or regulation, each of BB&T and SunTrust disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments.  Further information regarding BB&T, SunTrust and factors which could affect the forward-looking statements contained herein can be found in BB&T’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2018, June 30, 2018 and September 30, 2018, and its other filings with the Securities and Exchange Commission (“SEC”), and in SunTrust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2018, June 30, 2018 and September 30, 2018, and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger with SunTrust, BB&T will file with the SEC a registration statement on Form S-4 to register the shares of BB&T’s capital stock to be issued in connection with the merger.  The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of BB&T and SunTrust seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON

FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT BB&T, SUNTRUST, AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from BB&T at its website, www.bbt.com, or from SunTrust at its website, www.suntrust.com.  Documents filed with the SEC by BB&T will be available free of charge by accessing BB&T’s website at http://bbt.com/ under the tab “About BB&T” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to BB&T Corporation, 200 West Second Street, Winston-Salem, North Carolina, (336) 733-3065, and documents filed with the SEC by SunTrust will be available free of charge by accessing SunTrust’s website at http://suntrust.com/ under the tab “Investor Relations,” and then under the heading “Financial Information” or, alternatively, by directing a request by telephone or mail to SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, Georgia 30308, (877) 930-8971.

Participants in the Solicitation

BB&T, SunTrust and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of BB&T and SunTrust in connection with the proposed transaction under the rules of the SEC.  Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.  Additional information about BB&T, and its directors and executive officers, may be found in the definitive proxy statement of BB&T relating to its 2018 Annual Meeting of Shareholders filed with the SEC on March 15, 2018, and other documents filed by BB&T with the SEC.  Additional information about SunTrust, and its directors and executive officers, may be found in the definitive proxy statement of SunTrust relating to its 2018 Annual Meeting of Shareholders filed with the SEC on March 9, 2018, and other documents filed by SunTrust with the SEC.  These documents can be obtained free of charge from the sources described above.